Exhibit 99.2

AMENDMENT NO. 1 TO THE IMPLEMENTATION AGREEMENT

THIS AMENDMENT NO. 1 TO THE IMPLEMENTATION AGREEMENT (this “Amending Agreement”) is made as of April 3, 2023 (the “Amendment Date”), by and between SNDL Inc., an Alberta corporation (“SNDL”), and Nova Cannabis Inc., an Alberta corporation (the “Company”, and together with SNDL, the “Parties”, and “Party” means any one of them).

RECITALS:

WHEREAS SNDL and the Company are parties to an implementation agreement dated as of December 20, 2022 (the “Implementation Agreement”);

AND WHEREAS, pursuant to Section 8.1 of the Implementation Agreement, the Parties wish to amend certain terms of the Implementation Agreement on the terms set forth herein;

NOW, THEREFORE, in consideration of the premises and agreements herein contained, the Parties agree as follows:

Article 1
DEFINITIONS

1.1             Definitions. Terms for which meanings are provided in the Implementation Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Amending Agreement with such meanings as are assigned to them in the Implementation Agreement.

Article 2
AMENDMENTS TO THE IMPLEMENTATION AGREEMENT

2.1             Effective as of the Amendment Date, Section 1.1 of the Implementation Agreement shall be amended as follows:

(a)              The definition of “Alcanna Company Shares” is hereby deleted in its entirety and replaced with the following:

““Alcanna Company Shares” means the 35,750,000 Company Shares held by SNDL (as amalgamation successor to Alcanna).”

(b)              The definition of “Asset Purchase Agreement” is hereby deleted in its entirety and replaced with the following:

““Purchase Agreement” means, collectively, the agreements to be entered into by the Company (or an affiliate thereof) on the Effective Date pursuant to which the Company (or its applicable affiliate) shall acquire all of the right, title and interest in and to the SNDL Transferred Store Assets and certain of the Additional Transferred Store Assets, in form and substance reasonably acceptable to each Party.”

(c)              The definition of “Company Share Distribution” is hereby deleted in its entirety and replaced with the following:

““Company Share Distribution” means the distribution by SNDL of such number of Alcanna Company Shares to holders of common shares of SNDL to be distributed in accordance with Section 2.5, which will, in conjunction with the Company Share Transfer, result in SNDL beneficially owning and exercising control and direction over, directly or indirectly, not more than 19.9% of the Company Shares.”

(d)              The definition of “Returned Shares” is hereby deleted in its entirety and replaced with the following:

““Returned Shares” means the 2,009,622 Alcanna Company Shares which shall be returned to the Company for cancellation pursuant to Section 2.4.”

(e)              The definition of “Share Transfer Agreement” is hereby deleted in its entirety and replaced with the following:

““Share Transfer Agreement” means the share transfer agreement to be entered into on the Effective Date between SNDL and the Company in respect of the Company Share Transfer.”

(f)               The definition of “Transactions” is hereby deleted in its entirety and replaced with the following:

““Transactions” means, collectively, the consummation of the transactions contemplated by the Transaction Agreements, the Additional Store Transfer, the Company Share Transfer and the Company Share Distribution.”

(g)              The definition of “Transaction Agreements” is hereby deleted in its entirety and replaced with the following:

““Transactions Agreements” means, collectively, the Strategic Partnership Agreement, the Amended and Restated Management and Administrative Services Agreement, the Amended and Restated Investor Rights Agreement, the Amended and Restated CFR Agreement, the New Credit Agreement, the Purchase Agreement and the Intellectual Property Transfer Agreement.”

(h)              The following definitions shall be added to Section 1.1 of the Implementation Agreement in the appropriate alphabetical location:

“Additional Store Transfer” has the meaning ascribed thereto in Section 2.3.1.

“Additional Transferred Store Assets” means all of the right, title and interest in and to the assets, properties, Authorizations, leases or other privileges (whether under Contract or otherwise) related to the Additional Transferred Stores.

“Additional Transferred Stores” means the cannabis retail locations listed as such in the SNDL Disclosure Letter.

“Option Agreement” means the option agreement entered into between Spirit Leaf Ontario Inc., Spirit Leaf Inc. (as amalgamation successor to Inner Spirit Holdings Ltd.) and 2673964 Ontario Inc., dated July 20, 2021.

“SLO Option” means the option to purchase all of the issued and outstanding shares of Spirit Leaf Ontario Inc. pursuant to the Option Agreement.

2.2             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting Section 2.3 thereof in its entirety and replacing it with the following:

“Section 2.3 SNDL Transferred Stores and Intellectual Property.

On the Effective Date, each of the Company and SNDL shall, or shall cause their applicable affiliates (as necessary), to enter into the Purchase Agreement and the Intellectual Property Transfer Agreement and to consummate the transactions contemplated thereunder, each in forms reasonably satisfactory to the Parties.”

2.3             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by adding the following Section 2.3.1 immediately below Section 2.3 thereof:

“Section 2.3.1. Additional Store Transfer.

Each of the Parties shall, or shall cause their applicable affiliates, to do all such things as may be reasonably necessary or desirable to cause the Company (or its applicable affiliate): (a) to acquire the Additional Transferred Store Assets relating to the Additional Transferred Stores operating under the “Dutch Love” banner (which, for greater certainty, shall exclude (i) all Intellectual Property and Intellectual Property Rights related to the “Dutch Love” banner, and (ii) the Additional Transferred Store Assets that will be acquired by the Company or its applicable affiliate pursuant to the Purchase Agreement) on, or as soon as reasonably practicable following, the Effective Date on terms that are satisfactory to the Parties, acting reasonably; and (b) to license such Intellectual Property and Intellectual Property Rights as may be reasonably necessary to facilitate the transition of the acquired Additional Transferred Store Assets into a banner that is the subject of the Strategic Partnership Agreement (collectively, the “Additional Store Transfer”).”

2.4             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting Section 2.4(1) thereof in its entirety and replacing it with the following:

“Section 2.4 Company Share Transfer.

(1)	On the Effective Date, in connection with and as partial consideration of the Company entering into the Transactions, SNDL shall transfer and convey to the Company, all of its right, title and interest in and to the Returned Shares for consideration of $1.00 and the Company shall purchase the Returned Shares free and clear of all Liens and any rights of others, pursuant to the terms of the Share Transfer Agreement (the “Company Share Transfer”).”

2.5             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting Section 2.5(1) thereof in its entirety and replacing it with the following:

“Section 2.5 Company Share Distribution

(1)	SNDL covenants and agrees to take all actions required of SNDL to give effect to the the Company Share Distribution, including to: (i) file the articles of arrangement in respect of the plan of arrangement pertaining to, among other things, the Company Share Distribution on or before the Effective Date; and (ii) irrevocably deposit with a depositary such number of Alcanna Company Shares that are to be the subject of the Company Share Distribution (together will all other property required to be distributed in accordance with the plan of arrangement pertaining to, among other things, the Company Share Distribution), and such Company Share Distribution shall be completed in accordance with the terms and conditions of this Section 2.5.”

2.6             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting Section 2.5(6) thereof in its entirety and replacing it with the following:

“(6) SNDL covenants and agrees that holders of common shares of SNDL that would otherwise receive 500 or fewer Company Shares pursuant to the Company Share Distribution shall receive cash in lieu of Company Shares.”

2.7             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting Section 2.6 thereof in its entirety.

2.8             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting Section 3.1 thereof in its entirety and replacing it with the following:

“Section 3.1. Mutual Conditions

The Company and SNDL's obligation to execute and deliver the Transaction Agreements and consummate the Transactions shall be subject to the following conditions, which conditions may only be waived, in whole or in part, by mutual consent of the Company and SNDL:

(1)	the Shareholder Approval shall have been obtained at the Company Meeting;
(2)	all Key Regulatory Approvals in form and substance satisfactory to the Parties, acting reasonably, shall have been obtained or concluded and, in the case of waiting or suspensory periods, if applicable, shall have expired, been terminated, or been waived;
(3)	SNDL or its nominee shall have completed the acquisition of the Additional Transferred Store Assets required to complete the Additional Store Transfer and the transactions contemplated by the Purchase Agreement;
(4)	the Parties (and/or their respective applicable affiliates) shall have completed the assignment of the SLO Option to the Company or its nominee, and shall have satisfied, or caused to be satisfied, each of the conditions precedent to exercise of the SLO Option contained in the Option Agreement;
(5)	SNDL shall have taken all such actions required of SNDL to complete, or cause the completion of, the Company Share Distribution, including, without limitation: (i) having obtained a final order of the Court of King's Bench of Alberta in respect of the plan of arrangement pertaining to the Company Share Distribution; (ii) filing the articles of arrangement in respect of such plan of arrangement; and (iii) irrevocably depositing with a depositary such number of Alcanna Company Shares that are to be the subject of the Company Share Distribution, together will all other property required to be distributed in accordance with the plan of arrangement pertaining to, among other things, the Company Share Distribution; and
(6)	there shall be no applicable Law or Action in effect, pending or threatened by any Person in any jurisdiction to prevent, prohibit or enjoin the consummation of the Transactions or makes the consummation of the Transactions illegal.

The conditions in this Section 3.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.”

2.9             Effective as of the Amendment Date, the Implementation Agreement is hereby amended by by adding the following Section 4.9 immediately below Section 4.8 thereof:

“Section 4.9 Credit Agreement

Except in connection with a Company Material Adverse Effect, SNDL covenants and agrees that, prior to the Outside Date, it shall not: (1) demand the repayment of any amount outstanding under the Credit Agreement; or (2) take any action or enforcement steps to recover any amounts owing or enforce any security granted by the Company to SNDL under the terms and conditions of the Credit Agreement.”

2.10          Effective as of the Amendment Date, the Implementation Agreement is hereby amended by deleting the contents of Schedule C thereof in their entirety and replacing them with the following:

“•	Regulatory Approvals of the applicable Governmental Entity required under the Gaming, Liquor and Cannabis Act (Alberta);

•	Regulatory Approvals of the applicable Governmental Entity required under the Cannabis Control (Saskatchewan) Act;
•	Regulatory Approvals of the applicable Governmental Entity required under the Liquor, Gaming and Cannabis Control Act (Manitoba);
•	Acquiescence or non-objection from the applicable Governmental Entity having jurisdiction under the Cannabis Licence Act, 2018 (Ontario) to the consummation of the Transactions;
•	Regulatory Approvals of the applicable Governmental Entity required under the Cannabis Control and Licensing Act (British Columbia);
•	Regulatory Approvals, if and as required, of the applicable Securities Authorities; and
•	Acceptance of the Transactions by the TSX under Part V of the TSX Company Manual.”

Article 3
MISCELLANEOUS

3.1             Future References to the Implementation Agreement. On and after the date of this Amending Agreement, each reference in the Implementation Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Implementation Agreement, and each reference in any Transaction Agreement or any related document to the “Implementation Agreement”, “thereunder”, “thereof”, or words of the like import relating to the Implementation Agreement, shall mean and be a reference to the Implementation Agreement as amended hereby. The Implementation Agreement, as amended hereby, shall continue to be in full force and effect and is hereby in all respects ratified and confirmed..

3.2             Headings. The headings of the various sections of this Amending Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Amending Agreement.

3.3             Successors and Assigns; Assignment. This Amending Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign this Amending Agreement, or any rights or obligations hereunder, without the prior written consent of the other Party.

3.4             Further Assurances. Each Party will, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

3.5             Counterparts. This Amending Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument but all such counterparts together will constitute one agreement. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amending Agreement.

3.6             Governing Law. This Amending Agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Amending Agreement.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the Amendment Date.

SNDL INC. Per: /s/ Zachary George Name: Zachary George Title: Chief Executive Officer
NOVA CANNABIS INC. Per: /s/ Anne Fitzgerald Name: Anne Fitzgerald Title: Director